EXHIBIT 99.1

Foremost Clean Energy to Attend Prospectors & Developers Association of Canada (PDAC) 2025 Convention

VANCOUVER, British Columbia, Feb. 13, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”), a rapidly growing North American American uranium and lithium exploration company is pleased to announce that it is participating for the first two days in the upcoming Prospectors & Developers Association of Canada (PDAC) 2024 Convention – the world’s premier mineral exploration & mining convention – taking place March 02-05, 2025 at the Metro Toronto Convention Centre (MTCC) in Toronto, Canada.

PDAC 2025 is the world’s premier mineral exploration and mining convention and the leading event for people, companies and organizations connected to mineral exploration. The annual award winning PDAC Convention in Toronto, Canada brings together over 27,000 attendees from over 135+ countries for its educational programming, networking events and other business opportunities. Since it began in 1932, the convention has grown in size, stature and influence. Today, it is the event of choice for the world’s mineral industry hosting more than 1,100 exhibitors and 700 speakers.

Foremost Clean energy will be on-site in Toronto from February 27th through to March 05, 2025 hosting meetings with industry peers, the media and qualified investors. In addition, Foremost Clean Energy invites shareholders as well as the investment and mining community to stop by the Company’s booth to learn more about the current ongoing exploration plans for their Athabasca Basin uranium projects. See booth details below:

PDAC 2025 Convention: Foremost Booth Exhibition Dates: March 2-3, 2025 Location: Metro Toronto Convention Centre in the Investor’s Exchange Building | Toronto, Canada Booth: 2420A, Aisle 2400

“We look forward to attending PDAC and connecting with investors and industry leaders to showcase the inherent value of Foremost to attendees,” comments Jason Barnard, President & CEO of Foremost Clean Energy. “We are equally excited about our forthcoming drill programs on our Athabasca uranium projects. With the world recognizing the importance of nuclear energy, Foremost is perfectly positioned to be a key player in providing the resources necessary to power a clean and reliable energy future.”

Registration is required for conference participation. For more information or to attend the conference, please visit the PDAC 2025 convention website. In summary:

Equity Grants

Further, the Company announces that it has granted 9,200 stock options (“Options”) and 7,088 Restricted Share Units (“RSUs”) to a director of the Company and 36,000 Options (collectively, the “Awards”) to MZHCI, LLC (“MZHCI”), an investor relations provider to the Company (see news release dated July 25, 2024), pursuant an amendment to the agreement with MZHCI whereby the monthly fee payable to MZHCI has been reduced from USD$9,000 per month to USD$500 per month, effective January 29, 2025.

The Awards have been granted in accordance with the Foremost’s Stock Incentive Plan (the “Plan”), adopted by shareholders of the Company at its annual general and special meeting held on December 20, 2024. The Options are exercisable at a price of $1.38 CND ($.99USD) per share and valid for a term of 5 years and the RSUs are subject to vesting provisions. All Awards are subject to a statutory hold period of four months and one day. The Awards have been granted in accordance with the Plan and the policies of the CSE and Nasdaq.

About Foremost

Foremost Clean Energy (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company with an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%) spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries, alongside and in collaboration with Denison (TSX:DML, NYSE American: DNN), through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information please visit the company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
Jason.barnard@foremostcleanenergy.com

Follow us or contact us on social media:
Twitter: @fmstcleanenergy
LinkedIn: https://www.linkedin.com/company/foremostcleanenergy
Facebook: https://www.facebook.com/ForemostCleanEnergy

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at www.sedarplus.ca for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.